EXHIBIT 21

SUBSIDIARIES OF STANDARD MOTOR PRODUCTS, INC.

Name	State or Country of Incorporation	Percent of Voting Securities Owned

SMP Motor Products Limited	Canada	100
SMP Poland sp. z o.o. (1)	Poland	100
Motortronics, Inc.	New York	100
Standard Motor Products (Hong Kong) Limited	Hong Kong	100
Standard Motor Products de Mexico, S. de R.L. de C.V. (2)	Mexico	100
SMP Engine Management de Mexico, S. de R.L. de C.V. (2)	Mexico	100
SMP Four Seasons de Mexico, S. de R.L. de C.V. (2)	Mexico	100
Forecast Trading Corporation	Florida	100

All of the subsidiaries are included in the consolidated financial statements of Standard Motor Products, Inc.

(1)	SMP Poland sp. z o.o. is a wholly-owned subsidiary of Standard Motor Products (Hong Kong) Limited.

(2)	Standard Motor Products, Inc. owns 49,999 shares and Motortronics, Inc. owns 1 share of these companies.